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20549

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SEC FILE NUMBER
8-68658

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BMI CAPITAL INTERNATIONAL, LLC (FORMERLY PRETIOSA METALLA, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street, Suite #1100
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Trapp (212) 390-1725
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO AND ASSOCIATES LLP
(Name - if individual, state last, first, middle name)

5 WEST 37 STREET, 4TH FLOOR, NYC NY 10018
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Trapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BMI Capital International, LLC (formerly Pretiosa Metalla), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



SARAH FRY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
05-18-2016
ANNE ARUNDEL COUNTY, MD

Robert Trapp, CEO

2/25/16

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

BMI Capital International LLC (formerly Pretiosa Metalla, LLC)
Statement of Financial Condition
December 31, 2015

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BMI Capital International:

We have audited the accompanying statement of financial condition of BMI Capital International (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMI Capital International as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 26, 2016

BMI CAPITAL INTERNATIONAL LLC (FORMERLY PRETIOSA METALLA, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 63,073
Other assets	3,642
Total current assets	66,715
Fixed Assets, (net of accumulated depreciation of $627)	3,134
TOTAL ASSETS	$ 69,849
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable	$ 2,484
Accrued liabilities	6,000
Total liabilities	8,484
Members' Equity	61,365
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 69,849

The accompanying notes are an integral part of these financial statements.

BMI CAPITAL INTERNATIONAL LLC (FORMERLY PRETIOSA METALLA, LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BMI Capital International LLC (the "Company")(formerly Pretiosa Metalla, LLC) was originally formed on August 14, 2002 as a single member S Corporation. In 2011, the Morris Energy Advisors, Inc. registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In 2012, Morris Energy Advisors Inc. was converted to a limited liability company called Pretiosa Metalla, LLC. On July 28, 2015 the company changed its name to BMI Capital International LLC. The Company is a boutique investment banking firm providing strategic and financial advisory services.

On June 1, 2015, the Company entered into a Membership Interest Purchase Agreement and Option to Purchase Agreement (the "Purchase Agreement"). In accordance with the Purchase Agreement, the Company sold a 20% membership interest and granted the option to purchase the remaining 80% of the Company upon the approval of the change of control, Continuing Membership Agreement (CMA) application. As of the date of this report the CMA has not been yet approved by FINRA.

Basis of Presentation – The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment upon receipt. Receivables are recorded when invoices are issued and are presented in the statement of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The Company did not have any accounts receivable at December 31, 2015.

Advisory Fees - The Company records advisory fee income for financial advisory services rendered as the service is complete. At December 31, 2015, the Company had $0 in advisory fee income for services provided.

Other Income - The Company records other income for broker dealer services rendered on a monthly basis. At December 31, 2015, the Company had $11,914 in other income for broker dealer services provided.

Income Taxes – The Company is considered a disregarded entity for tax purposes. The Company's taxable income is included on members' federal tax return. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is subject to New York City Unincorporated Business Tax, and, when applicable, a provision will be included on the statement of operations.

Additionally, no accrual or provision for state taxes was required for 2015.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2012 to 2014 federal returns are open for review by the Internal Revenue Service.

Fixed Assets – Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life of the asset. As of December 31, 2015, fixed assets consist of the following:

Computer Equipment	$3,761
Less: Accumulated Depreciation	627
Net Fixed Assets	$3,134

Depreciation for the year ended December 31, 2016 was $627.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2015, the Company had no assets or liabilities that required fair value measurement

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

NOTE 2 – RELATED PARTY

For the eight months ending August 31, 2015, the Company shared office space and utility expenses with its parent company. Expenses incurred during this period, amounted to $2,500 for rent and $100 for utilities. Capital contributions are credited to the parent in lieu of payment of expenses. No other related party transactions or agreements exist between the Company and the parent company.

NOTE 3 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the
amount insured by the Federal Deposit Insurance Corporation (FDIC).. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2015, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On August 1, 2015, the Company entered into a lease for office space in New York City. The lease was for a three-month period and thereafter, is on a month-to-month basis and is cancelable with 30 day-written notice. The monthly recurring cost is $1,300 and the company was required to put up $1,950 security deposit, which is reported as other assets on the statement of financial condition at December 31, 2015. For the year ended December 31, 2015, the company recorded $7,397 in rent expense for the New York office.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to compute net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $54,589, which exceeds its required net capital of $5,000 by $49,589. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 at December 31, 2015.

NOTE 7 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(i). Under this exemption, the *Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements* is not required.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and no events were noted which would require disclosure in the footnotes to the financial statements.